UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

1Q2025 Preliminary Operating Results of Shinhan Financial Group

On April 25, 2025, Shinhan Financial Group released its preliminary operating results for 1Q 2025.

The following tables reflect the key figures we announced through a fair disclosure.

The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		1Q 2025	4Q 2024	QoQ Change (%)	1Q 2024	YoY Change (%)
Revenue*	Specified Quarter	16,116,039	24,348,107	-33.81	20,122,213	-19.91
	Cumulative	16,116,039	74,064,279	-	20,122,213	-19.91
Operating Income	Specified Quarter	1,944,214	667,994	191.05	2,068,236	-6.00
	Cumulative	1,944,214	6,458,670	-	2,068,236	-6.00
Income before Income Taxes	Specified Quarter	2,005,558	601,780	233.27	1,790,505	12.01
	Cumulative	2,005,558	6,029,092	-	1,790,505	12.01
Net Income	Specified Quarter	1,517,046	433,906	249.63	1,347,829	12.55
	Cumulative	1,517,046	4,558,170	-	1,347,829	12.55
Net Income Attributable to Controlling Interest	Specified Quarter	1,488,346	406,098	266.50	1,321,532	12.62
	Cumulative	1,488,346	4,450,177	-	1,321,532	12.62

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Preliminary Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2025	4Q 2024	QoQ Change (%)	1Q 2024	YoY Change (%)
Revenue*	Specified Quarter	9,690,434	17,565,577	-44.83	12,659,857	-23.46
	Cumulative	9,690,434	47,357,783	-	12,659,857	-23.46
Operating Income	Specified Quarter	1,460,133	810,100	80.24	1,496,859	-2.45
	Cumulative	1,460,133	5,059,246	-	1,496,859	-2.45
Income before Income Taxes	Specified Quarter	1,478,556	767,905	92.54	1,220,698	21.12
	Cumulative	1,478,556	4,769,937	-	1,220,698	21.12
Net Income	Specified Quarter	1,128,284	592,676	90.37	928,849	21.47
	Cumulative	1,128,284	3,695,913	-	928,849	21.47
Net Income Attributable to Controlling Interest	Specified Quarter	1,128,073	592,672	90.34	928,615	21.48
	Cumulative	1,128,073	3,695,449	-	928,615	21.48

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2025	4Q 2024	QoQ Change (%)	1Q 2024	YoY Change (%)
Revenue*	Specified Quarter	1,469,158	1,850,529	-20.61	1,521,890	-3.46
	Cumulative	1,469,158	6,173,106	-	1,521,890	-3.46
Operating Income	Specified Quarter	178,390	46,068	287.23	237,048	-24.75
	Cumulative	178,390	757,441	-	237,048	-24.75
Income before Income Taxes	Specified Quarter	180,538	47,931	276.66	240,086	-24.80
	Cumulative	180,538	765,468	-	240,086	-24.80
Net Income	Specified Quarter	136,878	20,176	578.42	185,647	-26.27
	Cumulative	136,878	575,261	-	185,647	-26.27
Net Income Attributable to Controlling Interest	Specified Quarter	135,702	19,415	598.95	185,055	-26.67
	Cumulative	135,702	572,147	-	185,055	-26.67

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		1Q 2025	4Q 2024	QoQ Change (%)	1Q 2024	YoY Change (%)
Revenue*	Specified Quarter	1,745,742	2,033,735	-14.16	1,882,486	-7.26
	Cumulative	1,745,742	7,044,374	-	1,882,486	-7.26
Operating Income	Specified Quarter	231,374	80,965	185.77	217,141	6.55
	Cumulative	231,374	725,082	-	217,141	6.55
Income before Income Taxes	Specified Quarter	223,511	81,710	173.54	213,517	4.68
	Cumulative	223,511	721,442	-	213,517	4.68
Net Income	Specified Quarter	165,172	61,294	169.47	154,192	7.12
	Cumulative	165,172	528,401	-	154,192	7.12
Net Income Attributable to Controlling Interest	Specified Quarter	165,172	61,294	169.47	154,192	7.12
	Cumulative	165,172	528,401	-	154,192	7.12

* Represents the sum of insurance revenues and investment revenues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: April 25, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer